Contact

www.linkedin.com/in/garrettscanlon (LinkedIn)
garrettscanlon.carbonmade.com/ (Portfolio)
degreed.com/scanlon.garrett/index/1 (Personal)

Top Skills

Social Media
Social Media Marketing
Facebook

Languages

English (Native or Bilingual)
Spanish (Elementary)

Certifications

Postscript SMS Marketing Merchant Certification
Content Marketing Fundamentals
Lead Generation Fundamentals
Snapchat Advertising Essentials
Snapchat Snap Connect: E-Commerce

Honors-Awards

Dean's List
Civitas Victus Dictio Honor Society
Audience Honor in YouTube, 2020 Shorty Awards
#1 TrueView for Action YouTube Ad of 2020

Garrett Scanlon, MBA

#3 at Dr. Squatch | $125M+ Paid Media spend | PSU Alum
San Diego, California, United States

Summary

An analytically-minded Digital Marketer with expertise in paid marketing for E-commerce brands.

Experience

Dr. Squatch
4 years 9 months

Sr. Manager, Paid Media
February 2022 - Present (1 year 8 months)

- Led paid media strategy for major partnerships including Star Wars, Batman, Spiderman, Justin Herbert.
- Managed advertising campaigns on platforms including Facebook, Instagram, Google, YouTube, SnapChat, Pinterest, Reddit, and Criteo; running to a website based on Shopify (previously Cratejoy).
- Reached the CPG Vertical of Facebook, reserved for the largest CPG advertisers on the platform.
- Managed years-long relationships with numerous ad platforms, creative agencies, vendors, etc.

Paid Media Manager
February 2021 - February 2022 (1 year 1 month)

- Orchestrated paid media strategy for major partnerships including Star Wars, Halo, Stone Brewing, UFC.
- Architected geo-targeted paid media strategy for retail roll-outs including 800+ Walmart stores and 100+ Kroger (Fred Meyer) stores.
- Negotiated numerous contracts for marketing agreements exceeding 7-figures.
- Pitched initial concept for limited edition "Crypto Cleanse" soap (launched July 2022)
- Conducted international paid media tests across 8 geographies and 6 languages.
- Developed training resources and documentation using Notion.

Sr. Paid Marketing Specialist

January 2020 - January 2021 (1 year 1 month)
Greater San Diego Area

- Architected a full-funnel Facebook advertising strategy, tripling annual reach and driving massive scale.
- Reached the Disruptors Vertical of Facebook, reserved for the top 0.002% of advertisers.
- Built GIF channels on Giphy, Tenor, Gfycat with 2,000+ GIFs and 2+ billion views; overtook leading competitor in 1st year.
- Edited scripts/storyboards for hero videos, product launches, partnerships, and the 2021 Super Bowl ad.
- Developed ad copy/headlines; conceptualized numerous “winning” video hooks with millions in spend.
- Created and conceptualized memes with more than 16K likes on organic social media feeds.
- Oversaw multiple outsourced video shoots with cast/crew of 20+ members.

Paid Marketing Specialist
January 2019 - December 2019 (1 year)
Greater San Diego Area

- Quadrupled overall subscription base and tripled new customer acquisition target in 2019.
- Created Facebook/Instagram ad types including images, videos, carousels, slideshows, collection ads, instant experiences (canvas ads), and dynamic product ads (DPA) in various placements.
- Built and maintained email campaigns/flows with Klaviyo; started SMS marketing efforts.
- Utilized native Facebook Automated Rules as well as RevealBot to assist with optimization.
- Created and edited video and image assets using Adobe Photoshop CC and Canva.
- Started TikTok account in October 2019 and managed organic content on platform in early months.
- Assisted with Customer Support as needed using tools including HelpScout and Gorgias.

Cheviot Performance Marketing
Sr. Media Buyer
June 2018 - January 2019 (8 months)
Greater San Diego Area

- Developed online advertising campaigns on platforms including Facebook Business Manager, Yahoo Gemini, and Outbrain.

- Designed and built web site landing pages using Unbounce and WordPress.
- Utilized Voluum, Cake, and HasOffers to track campaign data for various clients.
- Built upsell/downsell funnels utilizing a Shopify storefront and Zipify.
- Utilized Adobe Photoshop to edit graphics, and FileZilla FTP to upload creatives to ad platforms.
- Scheduled automated social media posts for a number of social media accounts using Hootsuite.
- Used Sniply for custom Call-To-Actions including email capture integration with AWeber using Zapier.
- Conducted A/B Testing to determine effectiveness of landing pages, headlines, graphics, funnels, etc.
- Analyzed advertising data with Excel to make budget decisions regarding ad campaigns and specific ads.
- Brainstormed new ideas for products, upsells, packaging, marketing strategies, and pricing strategies.
- Managed advertising campaigns and marketing strategies in a number of verticals including healthcare, beauty, finance, and children's books.

The Judge Group
IT Technical Recruiter
May 2017 - May 2018 (1 year 1 month)
Philadelphia, PA

- Negotiated contract, contract to hire, and direct hire permanent placement deals between clients and candidates through telephone calls and email.
- Coordinated phone screen and face to face interviews between clients and candidates.
- Utilized strategic sourcing and Boolean logic search strings to find qualified candidates for jobs on Monster, CareerBuilder, Indeed, Dice, and LinkedIn.
- Evaluated resumes online and screened candidates over the phone to recruit high quality candidates for IT positions of all levels at both large and small companies, as well as internal positions.
- Used Applicant Tracking System (ATS) software to document and track all interactions with candidates.

ThermOmegaTech, Inc.
Marketing Associate
January 2017 - May 2017 (5 months)
Warminster, PA

- Managed social media posts on LinkedIn, Facebook, and Twitter using Hootsuite.
- Created and sent email blasts through MailChimp and tracked response rates with Microsoft Excel.
- Conducted market research for a variety of industries in North American, European, and Asian markets.
- Developed content with Adobe InDesign and Adobe Photoshop for websites as well as digital and print advertisements and product literature.
- Worked with SYSPRO ERP system to track trade show event planning, budgeting, and expenses.

Penn State University
Marketing Research/Teaching Assistant
August 2015 - June 2016 (11 months)
Abington, PA

- Developed marketing research questions and created research surveys using Qualtrics.
- Analyzed and manipulated raw research data using Microsoft Excel.
- Developed lectures using Microsoft PowerPoint and created exams using Microsoft Word.

The Judge Group
IT Technical Recruiter
May 2015 - March 2016 (11 months)
West Conshohocken, PA

- Negotiated contract and direct hire permanent placement deals in the IT sector.
- Secured a $25,000 fee for an executive placement to break a new account with a large Japanese firm.
- Recruited candidates for technical positions of all levels at organizations in a variety of industries.
- Utilized strategic sourcing and Boolean logic search strings to find qualified candidates for jobs on Monster, CareerBuilder, Indeed, Dice, and LinkedIn.
- Used Applicant Tracking System (ATS) software to document and track all interactions with candidates.

Affinity Connection Inc.
Editorial Assistant / Web Content Manager
September 2013 - October 2014 (1 year 2 months)
State College, PA

- Managed the development, design, and distribution of monthly electronic newsletters and web site content for 90 clients on Joomla- and iModules-based sites.
- Conducted writing, editing, copy-editing, proofreading, and design work for print newsletters with audiences of 1,000+ readers.
- Utilized Google Analytics and analytics from Joomla and iModules to perform A/B Testing; modifying marketing messages and article titles to improve audience engagement and drive clicks.
- Maintained front-end & back-end of Joomla and iModules web sites with HTML and CSS.
- Analyzed and segmented the client base using Excel, improving overall direct marketing performance.
- Approved finalized projects and sent them to printing companies via FileZilla FTP client.
- Communicated with printing companies, clients, coworkers, and end users via telephone and email.
- Developed instructional documents and created a training manual for new employees with Microsoft Word.

Education

Pennsylvania State University-Great Valley Graduate Center

Master of Business Administration - MBA, Business Administration and Management, General · (2017 - 2018)

Pennsylvania State University-Penn State Abington

Bachelor of Science (B.S.), Business - Management/Marketing option, Information Sciences & Technology minor · (2014 - 2017)

Penn State University

Engineering Coursework · (2011 - 2013)

Springfield Township High School

High School · (2006 - 2011)